Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 3,408,111,848.00	0.0001531	$ 521,781.92
Fees Previously Paid
	Total Transaction Valuation:	$ 3,408,111,848.00
	Total Fees Due for Filing:			$ 521,781.92
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 521,781.92
Offering Note
[1]	*Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by adding: (1) the product of (a) $92.00, the tender offer price (the "Offer Price") and (b) 36,603,532 shares of issued and outstanding shares of common stock of H&E Equipment Services, Inc. (the "Company"), which includes 274,988 Shares issuable pursuant to outstanding restricted stock awards ("Company RSAs") granted under the Company 2016 Stock-Based Incentive Compensation Plan and the Company Amended and Restated 2016 Stock-Based Incentive Compensation Plan (collectively, the "Company Equity Plans"); and (2) the product of (a) 441,162 Shares issuable pursuant to outstanding restricted stock unit awards granted under the Company Equity Plans whose vesting is conditioned in full or in part based on achievement of performance goals or metrics, assuming "maximum" level achievement of the applicable performance conditions and (b) the Offer Price. The foregoing share figures have been provided by the issuer to the offerors and are as of January 24, 2025, the most recent practicable date. **The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for Fiscal Year 2025, effective October 1, 2024, issued August 20, 2024, by multiplying the transaction value by 0.00015310.